Sol-Gel Technologies Ltd.
7 Gold Meir St., Weizmann Science Park
Ness Ziona, 7403650, Israel

April 11, 2022

Via EDGAR Transmission

Tim Buchmiller
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sol-Gel Technologies Ltd. Registration Statement on Form F-3 Filed April 7, 2022 Registration No. 333-264190

Dear Mr. Buchmiller:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on April 13, 2022 at 4:00 p.m. Eastern Time or as soon thereafter as practicable, or at such later time as Sol-Gel Technologies Ltd. (the “Company”) or its counsel may request via telephone call to the staff.  Please contact Nathan Ajiashvili of Latham & Watkins LLP, counsel to the Company, at (212) 906-2916, or in his absence, Salvatore Vanchieri at (212) 906-4605, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Sol-Gel Technologies Ltd.

By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer

cc: Nathan Ajiashvili, Latham & Watkins LLP
      Perry Wildes, Gross & Co.